Exhibit 99.11

Consent of Rex Berthelsen

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral reserve and resource estimates for the Peak Mines and to the use of information derived from the technical report entitled "Technical Report on Peak Gold Mines, New South Wales, Australia," dated January 1, 2009, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2008.

Dated this 31st day of March, 2009.

"Rex Bexthelsen"
Name: Rex Berthelsen
Title: MAusIMM and Principal Geologist for NGI